UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

July 31, 2013

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (NO. 333-190038) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (No. 333-190038):

•                  $974,000 Annual Reset Coupon Buffered Notes due July 31, 2019 Linked to the Performance of the Russell 2000® Index

•                  $424,000 Notes due July 30, 2020 Linked to the Performance of the Dow Jones Industrial Average

•                  $5,000,000 Callable Contingent Quarterly Payment Notes due July 29, 2016 Linked to the Lowest Return of the S&P 500® Index, the Russell 2000® Index and the iShares® MSCI EAFE Index Fund

•                  $2,053,000 Callable Range Accrual Notes due July 31, 2023 Linked to the Performance of the Russell 2000® Index

•                  $2,550,000 Annual AutoCallable Notes due July 29, 2016 Linked to the Lesser Performing Index of the EURO STOXX 50® Index and the Russell 2000® Index

•                  $512,000 Callable Range Accrual Notes due July 31, 2018 Linked to the Performance of the Russell 2000® Index

•                  $8,052,990 Barclays Bank PLC Trigger Performance Securities Linked to an Equally Weighted International Emerging Market Equity Basket due July 30, 2018

•                  US$3,002,000 Step-Up Callable Fixed Rate Notes due July 31, 2026

•                  $1,524,770 Barclays Bank PLC Trigger Return Optimization Securities Linked to the S&P 500® Index due July 29, 2016

•                  $2,187,350 Trigger Phoenix Autocallable Optimization Securities  linked to the common stock of Bristol-Myers Squibb Company due July 31, 2018

•                  $416,700 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of Foot Locker, Inc. due July 31, 2018

•                  $6,070,090 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of  Intel Corporation due July 31, 2018

•                  $5,405,000 Dual Directional Notes due August 6, 2014 Linked to the Performance of WTI Crude

•                  $7,713,200 Trigger Performance Leveraged Upside Securities based on the Vanguard FTSE Emerging Markets ETF Shares due July 31, 2015

•                  $289,000 Callable Contingent Payment Notes due July 31, 2019 Linked to the Russell 2000® Index

•                  $5,800,010 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of  Microsoft Corporation due July 31, 2018

•                  $7,210,290 Barclays Bank PLC Trigger Return Optimization Securities Linked to a Basket of International Exchange-Traded Funds due July 29, 2016

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: July 31, 2013	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director

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